Exhibit 99.1

Neptune Wellness Solutions Inc. Announces US$55.0 Million Registered Direct Offering Priced At-The-Market Under Nasdaq Rules

LAVAL, QC, Feb. 17, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("NEPT" or the "Company") (NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, today announced it has entered into definitive agreements with institutional investors for the purchase of 27,500,000 common shares. The Company has also agreed to issue to the investors, in a concurrent private placement, unregistered common share purchase warrants (the "Warrants") to purchase an aggregate of 6,875,000 common shares. Each common share and accompanying quarter of a Warrant are being sold together at a combined offering price of US$2.00, pursuant to a registered direct offering, priced at-the-market under Nasdaq rules, for aggregate gross proceeds of approximately US$55.0 million before deducting fees and other estimated offering expenses (the "Offering"). The Warrants will have an exercise price of US$2.25 per share, will be exercisable commencing on the six month anniversary of the date of issuance, and will expire 5.5 years from the date of issuance.

The Company expects to use the net proceeds from the Offering for working capital and other general corporate purposes. The Offering is expected to close on or about February 19, 2021, subject to the satisfaction of customary closing conditions and the receipt of regulatory approvals, including the approval of the Toronto Stock Exchange.

A.G.P./Alliance Global Partners is acting as sole placement agent for the Offering.

The Offering, solely with respect to the Shares, is being made in the United States only under the Company's amended and restated short form base shelf prospectus dated February 22, 2019 (the "Base Shelf Prospectus"), filed with the securities regulatory authorities in each of the provinces and territories of Canada , and the corresponding registration statement on Form F-10 (the "Registration Statement") filed by the Company with the U.S. Securities and Exchange Commission ("SEC") under the U.S./Canada Multijurisdictional Disclosure System ("MJDS"). The Company will file a prospectus supplement (the "Supplement") to the Base Shelf Prospectus on a non-offering basis with applicable securities regulatory authorities in Canada. The Supplement will also be filed with the SEC as part of the Company's Registration Statement under the MJDS. Copies of the Supplement and the Base Shelf Prospectus will be available on SEDAR at www.sedar.com and copies of the Supplement and the Registration Statement will be available on EDGAR at www.sec.gov. The Offering, solely with respect to the Warrants, is being made through a private placement pursuant to an exemption from registration under the Securities Act of 1933, as amended.  The Company has agreed to file a prospectus supplement to a registration statement on Form F-10 with the SEC covering the resale of the shares underlying the Warrants issued in the Offering.

Copies of the Supplement, the Base Shelf Prospectus and the Registration Statement may also be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022 or via telephone at 212-624-2060 or email: prospectus@allianceg.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For the purposes of the TSX approval, Neptune is relying on the exemption set forth in Section 602.1 of the TSX Company Manual available to "Eligible Interlisted Issuers," since the Company's common shares are also listed on the NASDAQ Capital Market and had less than 25% of the overall trading volume of its listed securities occurring on all Canadian marketplaces in the twelve months immediately preceding the date on which application was made to TSX to approve the offering.

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers.

Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion.

Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: www.neptunecorp.com

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein include, without limitation, statements about the expected closing of the Offering; anticipated use of proceeds of the Offering; and other risks and uncertainties that are described from time to time in Neptune's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2021/17/c5903.html

%CIK: 0001401395

For further information: Jeff Haas, nept@finprofiles.com

CO: Neptune Wellness Solutions Inc.

CNW 09:04e 17-FEB-21